FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 27, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
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Yes: ☐            No: ☑
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐            No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Closes Fiscal Year of Sustained Growth on a Record Fourth Quarter

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: July 28, 2006	By:	/S/ PHILIPPE OZANIAN

		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy Investor Relations Manager, InfoVista +33 1 64 86 85 65 kdarcy@infovista.com
INFOVISTA CLOSES FISCAL YEAR OF SUSTAINED GROWTH ON A RECORD FOURTH QUARTER
•	Fourth Quarter and FY Revenues increased 18% year-on-year

•	Improved profitability for quarter and fiscal year
Paris, France and Herndon, Virginia – July 27, 2006 – InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced financial results for the quarter and full year ended June 30, 2006.
Total revenues for the quarter increased to €11.3 million, up 18% over the comparable period last year. InfoVista achieved positive net income in the quarter, totaling €0.8 million, an improvement from €0.4 million in the comparable quarter last year.
For the year ended June 30, 2006, total revenues amounted to €40.6 million, an 18% increase over the previous year. Net income improved to €0.5 million for fiscal year 2006 from €0.1 million in fiscal year 2005.
Reflecting on InfoVista’s fourth quarter performance, Gad Tobaly, Chief Executive Officer, commented: “The fourth quarter was the best quarter ever in our company’s history. Fiscal year 2006 is another year of profitability and double-digit revenue growth. In an environment where IT functionalities are increasingly delivered as services, performance assurance is becoming more and more critical. This transformation is a key success factor for us. We are growing faster than our markets, confirming InfoVista’s leading position in its segment.”
Financial Highlights
Revenues
•	Revenues for the fourth quarter increased 18% to €11.3 million.
•	Revenues for fiscal year 2006 increased 18% to €40.6 million.
Expenses
•	For the fourth quarter, the gross margin was 81.5% of revenues as compared to 79.2% the same quarter the previous year. Gross margin for the fiscal year improved to 80.6%.
•	Operating expenses for the fourth quarter totaled €8.5 million (including €0.2 million of stock-based compensation charges), compared to €7.4 million in the comparable period last year.

•	Fiscal year 2006 operating expenses stood at €32.6 million (including €1.1 million of stock-based compensation charges), as compared to €27.8 million in the comparable period last year
Earnings
•	Net income for the fourth quarter was €0.8 million, including €0.2 million of stock-based compensation.
•	Fiscal year 2006 net income was €0.5 million, including €1.1 million of stock-based compensation charges, as compared to €0.1 million in fiscal year 2005.
Balance Sheet
•	Days Sales Outstanding (DSO) stood at 87 days for the fourth quarter, a significant improvement compared to 97 days for fiscal year 2006’s third quarter and 106 days for the previous fiscal year’s fourth quarter.
•	Deferred revenue was €7.9 million up from €7.2 million one year ago.
•	The Company’s balance sheet remains strong, with no debt and with cash, cash equivalents and marketable securities at €38.2 million, which is an increase of €4.5 million from June 30, 2005.
•	As at June 30, 2006, there were a total of 19,527,564 and 18,343,443 InfoVista shares issued and outstanding, respectively.
Largest Single Quarter in Company History
Europe and Asia leads the Growth in the Fourth Quarter
•	InfoVista’s European operations rebound in the fourth quarter, with total revenues of €5.6 million that represent a 38% year-on-year increase. This quarters’ strong contribution from the European operations, which accounted for 50% to the fourth quarter’s total revenues, is set to continue in the coming quarters.
•	The Company witnessed a remarkable turnaround in Asia, paving the path for stronger growth in the near future. Asian operations contributed 17% to the fourth quarter’s total revenues, rising 167% to €1.9 million.
•	Following cumulative growth of 31% in the first nine months of the 2006 fiscal year, revenues from InfoVista’s American operations dropped by 22% in the fourth quarter to €3.7 million.
Service Revenues Pulled Ahead in the Fourth Quarter
•	Revenues from services increased by 31% year-on year to €5.2 million.
o	High maintenance renewal rate generated a 31% year-on-year growth in maintenance revenues.

o	Several large project implementations boosted consulting and training revenues by 33%.
•	Revenues from licenses also grew soundly, amounting to €6.0 million, in the quarter, up from a high base in the comparable quarter last year.

Major Wins in the Quarter
InfoVista has demonstrated its leading position within the Service Provider arena, with the fourth quarter’s revenues increasing 57% year-on-year. This included one single transaction over €1 million and four over €0.5 million.
•	During the quarter, InfoVista secured a deal over €1 million with Telstra, Australia’s telecommunications incumbent. In the framework of its strategic OSS Transformation initiative, launched in January 2006 to consolidate its operational support systems and accompany the deployment of its Next Generation Network, Telstra selected InfoVista’s VistaInsight for Network as its new Performance Management solution
•	In the fourth quarter, four leading telecommunications service providers, including BT, T-Mobile, Telmex, and Telefonica returned to InfoVista’s for additional solutions. Each of these deals was more than €0.5 million.
InfoVista Continues to Innovate in High Growth Market Opportunities
•	The Company also announced that its IP telephony solution garnered a second industry award for product excellence. InfoVista received Communication Solutions Magazine’s 2005 Product of the Year award for VistaInsight for IP Telephony 2.0, a management solution for assuring delivery of Internet Protocol (IP) telephony services across the enterprise.
•	The Company’s VistaInsight for IP Telephony 2.0 was upgraded with an add-on that enables advanced call quality management for enterprises and managed service providers. This add-on utilizes sophisticated algorithms to give an accurate assessment of voice quality, providing the base for complete proactive management of voice applications.
A Solid Year
Double Digit Growth in All Regions
•	American operations had a good performance in fiscal year 2006, with total revenues increasing 14% to €17.4 million. The Company secured nine separate deals in excess of US$0.5 million, including BellSouth, Bell Canada and MCI. Total Service Provider revenues in the Americas increased 21% over the comparable period last year. The American operations also continued with their penetration of the Enterprise segment, with marked wins in both the Financial and the Government sectors.
•	After a slow start to the fiscal year, the Company’s European operations ended well, with total revenues up 11% to €18.4 million. InfoVista witnessed great traction from the European Service Providers including most of Europe’s leading telecommunication incumbents. European Enterprise revenues rose 30% year-on-year with breakthroughs made in new territories such as Russia, Africa and the Czech Republic. Riding upon this success, InfoVista’s Enterprise revenues increased 15% over the fiscal year to €11.1 million.
•	The Company’s Asian operations saw a strong comeback, with an outstanding 86% revenue growth over the previous fiscal year. Repeat business with incumbents such as SingTel, Optus and Malaysia Telecom coupled with new large deals such as Telstra, Reliance and Bharti brought Asia’s revenues to €4.8 million or 12% of InfoVista’s total revenues over the fiscal year.
Double Digit Growth in License and Service Revenues

•	License revenues increased 19% over fiscal year 2005 to €22.7 million.
•	Service revenues increased 17% with strong contributions from maintenance renewals.
Flow of Innovative Solutions Praised by Market and Customers Alike
During the fiscal year, InfoVista launched new upgrades to its three core solutions:
•	VistaInsight for Networks for Service Providers, version 2.0 released in March 2006, is a next-generation performance management solution that enables service providers to effectively meet performance and service requirements for today’s advanced communications technologies including Metro Ethernet.
•	VistaInsight™ for Servers 2.0 is the latest version of InfoVista’s performance management solution for maximizing server and system infrastructure investments in enterprise data centers. The upgrades were developed to support IT departments and Managed Service Providers (MSPs) in their efforts to increase server utilization rates, lower the cost of infrastructure resources while leveraging current investments in native host and external agent software.
•	VistaInsight for IP Telephony 2.0 is the latest version of InfoVista’s performance management solution for assuring delivery of Internet Protocol (IP) telephony services across the enterprise. The solution has been recognized by the market and customers as the leading solution for IP Telephony as it received two industry awards as well as numerous industry analyst favourable reviews.
Outlook
Looking ahead, Mr. Tobaly noted: “The current positive trends seen in our European and Asian operations give us the confidence to forecast double-digit growth for fiscal year 2007 and continued improvement in our net profitability. However, in the first quarter, due to traditional unfavorable seasonality, we expect revenues to increase by 5% to approximately €9.5 million, and we do not expect to be profitable.”
The Company will hold an analyst conference to present its fiscal year 2007 business and product strategy, along with disclosing full year guidance. The conference will be held in Paris on 19th September, 2006. Details will be available shortly.
Conference call
InfoVista will host an investor conference call today at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 p.m. (Continental Europe). The call will be available by dialing +33(0)1 71 23 04 15 in France, +44(0)20 7806 1968 in the UK, or +1 718 354 1391 in North America. A replay will be available shortly after the end of the call at the following numbers: France: +33(0) 1 71 23 02 48, UK: +44(0)20 7806 1970, North America: +1 718 354 1112, Passcode: 3427179#.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom, Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte,

Deutsche Telekom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are “forward looking statements.” These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the “Risk Factors” section and other disclosures in InfoVista’s public filings with the US Securities & Exchange Commission and French Autorité des Marchés Financiers. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
InfoVista, VistaInsight and VistaWatch are the registered trademark of InfoVista, S.A.

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the twelve months ended		For the three months ended
	June 30,		June 30,
	2006 (1)	2005	2006 (1)	2005
	(unaudited)		(unaudited)	(unaudited)

Revenues
License revenues	€22,686	€19,049	€6,048	€5,584
Service revenues	17,925	15,292	5,235	3,987

Total revenues	40,611	34,341	11,283	9,571

Cost of revenues
Cost of licenses	796	857	248	289
Cost of services	7,098	5,917	1,843	1,703

Total cost of revenues	7,894	6,774	2,091	1,992

Gross profit	32,717	27,567	9,192	7,579

Operating expenses
Sales and marketing expenses	18,130	15,400	4,700	4,233
Research and development expenses	7,618	6,651	2,089	1,734
General and administrative expenses	6,862	5,574	1,758	1,450

Amortization of acquired intangibles	—	158	—	—

Total operating expenses	32,610	27,783	8,547	7,417

Operating income (loss)	107	(216)	645	162

Other income (expense):
Financial income	701	422	224	61
Net foreign currency transaction (losses) gains	(91)	(46)	(38)	217

Income before income taxes	717	160	831	440

Income tax (expense) benefit	(197)	(36)	7	(26)

Net income	€520	€124	€838	€414

Basic net income per share	€0.03	€0.01	€0.05	€0.02
Diluted net income per share	€0.03	€0.01	€0.04	€0.02

Basic weighted average shares outstanding	17,810,281	17,271,717	18,248,266	17,371,645
Diluted weighted average shares outstanding	19,315,017	20,936,182	19,579,865	21,074,410

(1)	As a result of adopting Statement 123(R) on July 1, 2005, the Group’s net income for the three and twelve months ended June 30, 2006 are € 223 thousand and € 1,069 thousand lower, respectively, than if it had continued to account for share-based compensation under Opinion 25.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	June 30,	June 30,
	2006	2005
	(unaudited)
ASSETS

Cash and cash equivalents	€12,034	€8,781
Marketable securities	26,170	24,965
Trade receivables, net	10,914	11,310
Prepaid expenses and other current assets	2,005	2,071

Total current assets	51,123	47,127

Fixed assets, net	2,109	2,200
Intangible assets, net	1,569	1,158
Investment in equity securities	1,340	1,027
Deposits and other assets	811	717

Total long-term assets	5,829	5,102

Total assets	€56,952	€52,229

LIABILITIES & STOCKHOLDERS’ EQUITY
Trade payables	€2,183	€2,465
Accrued salaries and commissions	2,495	2,523
Accrued social security and other payroll taxes	1,469	1,026
Deferred revenue	7,929	7,202
Accrued VAT	1,658	1,541
Other current liabilities	220	363

Total current liabilities	15,954	15,120

Other long term liabilities	225	113

Total long-term liabilities	225	113

Stockholders’ equity
Common stock	10,545	10,003
Capital in excess of par value of stock	88,784	84,893
Accumulated deficit	(51,669)	(52,189)
Unrealized loss on available for sale securities	—	(33)
Cumulative translation adjustment	(1,466)	(1,200)
Less common stock in treasury, at cost	(5,421)	(4,478)

Total stockholders’ equity	40,773	36,996

Total liabilities and stockholders’ equity	€56,952	€52,229